As filed with the Securities and Exchange Commission on July 19, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

The following is hereby incorporated by reference, in its entirety, in Prudential plc’ s registration statement on Form F-3 (file number 333-117208).

Writer’s Direct Dial:  +44 (0) 20 7614-2237

E-Mail:  ssperber@cgsh.com

July 15, 2005

Prudential Public Limited Company,
Laurence Pountney Hill,
London, England EC4R 0HH

Ladies and Gentlemen:

We have acted as special U.S. counsel to Prudential Public Limited Company, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (Registration No. 333-117208) of its U.S.$300,000,000 6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar-Denominated Preference Shares (the “Capital Securities”) issued under a subordinated indenture dated August 6, 2004 between the Company and Citibank, N.A., as trustee (the “Subordinated Indenture”), as supplemented by the Second Supplemental Indenture dated July 15, 2005, between the Company and Citibank, N.A., as trustee (the “Second Supplemental Indenture” and, together with the Subordinated Indenture, the “Indenture”).  Such registration statement, as amended when it became effective, is herein called the “Registration Statement”; the related final prospectus dated July 30, 2004, as supplemented by the prospectus supplement dated July 12, 2005, as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), is hereby called the “Prospectus.”

In arriving at the opinion expressed below, we have reviewed:

(a)                                  the Registration Statement and the Prospectus;

(b)                                 an executed copy of the Capital Securities in global form; and

(c)                                  executed copies of the Subordinated Indenture and the Second Supplemental Indenture.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.  In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed and that such Capital Securities will be duly authenticated in accordance with the terms of the Subordinated Indenture and the Second Supplemental Indenture.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Capital Securities have been duly executed and delivered by the Company under the laws of the State of New York and are valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the law of the State of New York), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors rights.

With respect to the second sentence in Section 1.17 of the Subordinated Indenture, we express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist.  In addition, we express no opinion as to the enforceability of Article 13 of the Subordinated Indenture and the subordination provisions of the Capital Securities (which are expressed to be governed by the laws of England and Wales).

We note that effective enforcement of a foreign currency claim in the New York State courts or the federal courts sitting in the State of New York may be limited by requirements that the claim (or a foreign currency judgment in respect of the claim) be converted into United States dollars at the rate of exchange prevailing on a specified date.  In addition, we express no opinion as to the enforceability of any provision of the Indenture relating to currency indemnity.

The foregoing opinion is limited to the federal laws of the United States of America and the laws of the State of New York.

We are furnishing this opinion letter to you, solely for your benefit in connection with the registration with the Securities and Exchange Commission under the Securities Act.  This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus, without admitting that we are “experts” under the Securities Act, or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Sebastian R. Sperber
Sebastian R. Sperber, a Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

By:	/s/ John Foley

Name: John Foley

Title: Managing Director, Prudential Finance

Date: July 19, 2005